UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                 SEC FILE NUMBER
                                    000-26665

                                  CUSIP NUMBER
                                   97477C 10 3

(Check  One:) / / Form  10-K / / Form 20-F / / Form 11-K
/X / Form 10-Q / / Form N-SAR

 For Period Ended:  September 30, 2000

/ /  Transition  Report  on Form  10-K
/ /  Transition  Report on Form 20-F
/ /  Transition  Report  on  Form  11-K
/ /  Transition  Report  on  Form  10-Q
/ /  Transition Report on Form N-SAR
For the Transition Period Ended:
----------------------------

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: All Items

Full Name of Registrant

     WINNER INTERNET NETWORK, INC.

Former Name if Applicable

     GLENNAIRE FINANCIAL SERVICES, INC.

Address of Principal Executive Office (State and Number)

     145 OVIEDO STREET, ST. AUGUSTINE, FL  32084

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filled on or before November 20, 2000 being on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

The Company is unable to file its Form 10-QSB on a timely basis due to delays in consolidation of financial data from overseas operations and restatement of prior periods in the quarterly financial statements.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

DENNIS BROVARONE              303             466 4092
(Name)                     (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

/ x /  Yes   /   /  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 / / Yes   /x / No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


WINNER INTERNET NETWORK, INC.

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                             /s/ David Skinner, Jr.
                                             --------------------
Date November 14, 2000                       By:    David Skinner, Jr.